Securities and Exchange Commission

June 6, 2024

HF Sinclair Corporation

2828 N. Harwood, Suite 1300

Dallas, Texas 75201

June 6, 2024

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HF Sinclair Corporation

Form 10-K for Fiscal Year Ended December 31, 2023

Form 8-K filed on February 21, 2024

File No. 001-41325

Ladies and Gentlemen:

Set forth below are the responses of HF Sinclair Corporation (the “Corporation,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 15, 2024, with respect to the Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 8-K filed on February 21, 2024.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for Fiscal Year ended December 31, 2023

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 76

1.

We note your reconciliation of the following non-GAAP presentations exclude the effects of “lower of cost or market inventory valuation adjustments” in the Form 10-K and in the Press Release filed under Form 8-K:

A.	Adjusted EBITDA,

B.	Refinery Segment Gross Margin and Net Operating Margin per produced barrel sold, and

C.	Renewable Segment Gross Margin and Net Operating Margin per produced gallon sold.

Securities and Exchange Commission

June 6, 2024

It appears these inventory-related adjustments substitute individually tailored recognition and measurement methods for those of GAAP. While it may be appropriate to highlight these items in your discussion of operating results, it is unclear whether these adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP are appropriate reconciling items for non-GAAP performance measures. Please revise or explain to us the basis for excluding lower of cost or market inventory valuation adjustments in your presentation of these non-GAAP measures. Refer to Question 100.04 of the Non-GAAP Measures Compliance and Disclosure Interpretations. We note similar issues in your Form 10-Q for the quarterly period ended March 31, 2024.

RESPONSE:

The Corporation respectfully acknowledges the Staff’s comment and advises the Staff that it does not believe the exclusion of lower of cost or market inventory valuation adjustments from its non-GAAP measures of Adjusted EBITDA, Refinery gross margin and Net operating margin per produced barrel sold and Renewables gross margin and Net operating margin per produced gallon sold represent individually tailored recognition and measurement methods substituted for those of GAAP. The lower of cost or market inventory valuation adjustments are recognized and measured in accordance with GAAP, and appear on the Corporation’s income statements as a separate line item component of the Corporation’s operating costs and expenses (similar to depreciation and amortization). See, for example, the Corporation’s Consolidated Statements of Income appearing on page 85 of the Form 10-K.

The Corporation’s lower of cost or market inventory valuation adjustments relate to its refining and renewable inventories, which are accounted for using the last-in, first-out inventory (“LIFO”) valuation methodology. The lower of cost or market inventory valuation adjustments are unrealized valuation adjustments applied to inventory volumes remaining in inventory at the end of the period, recorded to reflect the lower of cost or market values based on market conditions and prices at that time. As this inventory is still on the Corporation’s balance sheet at period end, the related non-cash costs incurred in the period through the lower of cost or market inventory valuation adjustment relate to costs that will be realized through the sale of inventory in future periods, and do not reflect costs related to the sale of products in the current period. We believe this adjustment is beneficial to our investors by providing them with a comparable view of our performance in the period presented unaffected by the unrealized and non-cash valuation adjustment.

The Corporation has considered Question 100.04 of the Division of Corporation Finance Compliance and Disclosure Interpretations and respectfully advises the Staff that the lower of cost or market inventory valuation adjustments represent valuation adjustments, measured and recognized in accordance with GAAP, to assets that are on the Corporation’s balance sheet at period end that will be associated with future sales, whereas the non-GAAP measures reflect the realized cost associated with inventory sold in the current period. The non-GAAP measures are designed to attribute the realized cost to the current period revenue transactions, and that realized cost is not based on an individually tailored measurement method. Additionally, participants in our industry hold inventory at varying historical levels and layers of pricing under the LIFO valuation methodology, and this adjustment has historically been standard practice in our industry in order to provide management and others the ability to compare our current period performance to that of other companies in our industry. The adjustment also benefits our investors by providing results that are in alignment with publicly available “crack spread” information, which is the spread between market prices for refined products and market prices for crude oil. The U.S. Energy Information Administration provides crack spread data used by investors to evaluate refinery profit margins.

Securities and Exchange Commission

June 6, 2024

Therefore, the Corporation believes that adjusting for items of this nature does not contradict Rule 100(b) of Regulation G and helps investors better understand the Corporation’s operating performance in the period. The Corporation does not believe these measures are misleading to investors, and notes that similar adjustments are made by public peer companies throughout our industry.

Going forward, the Corporation will revise its description of the foregoing non-GAAP measures to clarify the nature of the inventory valuation adjustments and underlying inventory valuation methodology. Please see our response to Comment 2B below for an example of our proposed future disclosure.

2.

We note you present here non-GAAP measures Refinery segment gross margin and Net operating margin per produced barrel sold, Renewable segment gross margin and Net operating margin per produced barrel sold and Marketing segment gross margin per gallon sold. Please revise to address the following:

A.

We note the titles of the above noted non-GAAP measures are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. Please revise the titles or descriptions of non-GAAP measures here and throughout the filing to reflect their adjusted nature such as “Adjusted gross margin” or similar titles. Please refer to Item 10(e)(ii)(E) of Regulation S-K.

B.

You present Refinery gross margin, Renewables gross margin, Marketing gross margin, Refinery net operating margin per produced barrel sold and Renewables net operating margin per produced barrel sold, without also presenting the most directly comparable GAAP measure. Please expand to include a presentation of the most directly comparable US GAAP measure and reconcile to non-GAAP measures presented as required by Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

We also note similar issues in your Form 10-Q for the quarterly period ended March 31, 2024.

RESPONSE:

Response to Comment 2A: In future filings, the Corporation will revise its descriptions of Refinery gross margin, Renewables gross margin and Marketing gross margin to “Adjusted refinery gross margin,” “Adjusted renewables gross margin” and “Adjusted marketing gross margin,” respectively, to help avoid confusion with the GAAP measure “gross margin.” The Corporation plans to describe Refining segment net operating margin and Renewable segment net operating margin as “Adjusted refinery gross margin, less operating expenses” and “Adjusted renewables gross margin, less operating expenses,” respectively. Each of these non-GAAP measures may also be presented per produced barrel or per produced gallon. Please see the below revised descriptions and reconciliations as an example of these changes.

Securities and Exchange Commission

June 6, 2024

Response to Comment 2B: The Corporation respectfully acknowledges the Staff’s comment. The Corporation considers segment gross margin as the most directly comparable GAAP measure for each of Refinery gross margin and Refining segment net operating margin per produced barrel sold, Renewables gross margin and Renewables segment net operating margin per produced gallon sold, and Marketing gross margin per gallon sold. The Corporation has considered Item 10(e)(1)(i) of Regulation S-K and plans to revise its presentation of these financial measures going forward to clarify that the most directly comparable GAAP measure is segment gross margin and present its reconciliations of the newly renamed non-GAAP measures of:

•	Adjusted refinery gross margin and Adjusted refinery gross margin per produced barrel sold,

•	Adjusted refinery gross margin, less operating expenses, per produced barrel sold,

•	Adjusted renewables gross margin and Adjusted renewables gross margin, per produced gallon sold,

•	Adjusted renewables gross margin, less operating expenses per produced gallon sold, and

•	Adjusted marketing gross margin and Adjusted marketing gross margin per gallon sold to reconcile from segment gross margin and to present segment gross margin per produced barrel or gallon sold, beginning with our Form 10-Q for the quarterly period ending June 30, 2024.

Illustrations of our revised descriptions and reconciliations of these non-GAAP measures for the year ended December 31, 2023 are shown below. The revisions are marked with underlines to facilitate the Staff’s review. We have also revised the titles of these non-GAAP measures as described in Comment 2A above.

Reconciliations of refinery operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

~~Refinery~~Adjusted refinery gross margin ~~and net operating margin are~~ is a non-GAAP performance measure~~s~~ that ~~are~~ is used by our management and others to compare our refining performance to that of other companies in our industry. We believe ~~these~~ this margin ~~measures are~~ measure is helpful to investors in evaluating our refining performance on a relative and absolute basis, including against publicly available crack spread data. ~~Refinery~~Adjusted refinery gross margin per produced barrel sold is total Refining segment ~~revenues less total Refining segment cost of products sold, exclusive of~~ gross margin plus lower of cost or market inventory valuation adjustments, depreciation and amortization and operating expenses, divided by sales volumes of produced refined products sold. ~~Net operating margin per barrel sold is the difference between refinery gross margin and refinery operating expenses per produced barrel sold. These two margins do~~ This margin measure does not include the non-cash effects of lower of cost or market inventory valuation adjustments ~~and depreciation and amortization. Each of these component performance measures can be reconciled directly to our consolidated statements of income~~, which relate to volumes in inventory at the end of the period. Adjusted refinery gross margin is not a calculation provided for under US GAAP and should not be considered in isolation or as a substitute for Refining segment gross margin. The GAAP measure most directly comparable to Adjusted refinery gross margin is Refining segment gross margin. Other companies in our industry may not calculate these performance measures in the same manner.

Securities and Exchange Commission

June 6, 2024

Reconciliation of Refining segment gross margin to Adjusted refinery gross margin to Adjusted refinery gross margin per produced barrel sold and Adjusted refinery gross margin, less operating expenses per produced barrel sold

	Three Months Ended March 31,
	2024	2023
	(In thousands, except per barrel amounts)
Refining segment
Sales and other revenues	$6,204,245	$6,718,615
Cost of products sold (exclusive of lower of cost or market inventory adjustment)	5,474,522	5,641,131
Lower of cost or market inventory adjustment	(220,558)	—
Operating expenses	472,086	501,759
Depreciation and amortization	117,370	100,083

Gross margin	$360,825	$475,642
Add (subtract) lower of cost or market inventory adjustment	(220,558)	—
Add operating expenses	472,086	501,759
Add depreciation and amortization	117,370	100,083

Adjusted refinery gross margin	$729,723	$1,077,484

Produced barrels sold (BPD)	631,470	515,960

Gross margin per produced barrel sold	$6.28	$10.24

Adjusted refinery gross margin per produced barrel sold	$12.70	$23.20
Less refinery operating expenses per produced barrel sold	8.22	10.81

Adjusted refinery gross margin, less operating expenses per produced barrel sold	$4.48	$12.39

Reconciliation of renewables operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

~~Renewables~~ Adjusted renewables gross margin ~~and net operating margin are~~ is a non-GAAP performance measure~~s~~ that ~~are~~ is used by our management and others to compare our renewables performance to that of other companies in our industry. We believe ~~these~~ this margin ~~measures are~~ measure is helpful to investors in evaluating our renewables performance on a relative and absolute basis. ~~Renewables~~ Adjusted renewables gross margin per produced gallon sold is ~~the~~ total Renewables segment ~~revenues less the total Renewables segment cost of products sold, exclusive of~~ gross margin plus lower of cost or market inventory valuation adjustments, depreciation and amortization and operating expenses, divided by sales volumes of produced renewables products sold. ~~The net operating margin per produced gallon sold is the difference between the renewables gross margin and the renewables operating expenses per produced gallon sold. These two margins do~~ This margin measure does not include the non-cash effects of lower of cost or market inventory valuation adjustments ~~and depreciation and amortization. Each of these component performance measures can be reconciled directly to our consolidated statements of income~~, which relate to volumes in inventory at the end of the period. Adjusted renewables gross margin is not a calculation provided for under US GAAP and should not be considered in isolation or as a substitute for Renewables segment gross margin. The GAAP measure most directly comparable to Adjusted renewables gross margin is Renewables segment gross margin. Other companies in our industry may not calculate these performance measures in the same manner.

Securities and Exchange Commission

June 6, 2024

Reconciliation of Renewables segment gross margin to Adjusted renewables gross margin to Adjusted renewables gross margin per produced gallon sold and Adjusted renewables gross margin, less operating expenses per produced gallon sold

	Three Months Ended March 31,
	2024	2023
	(In thousands, except per gallon amounts)
Renewables segment
Sales and other revenues	$239,559	$298,016
Cost of products sold (exclusive of lower of cost or market inventory adjustment)	230,273	262,738
Lower of cost or market inventory adjustment	1,188	47,597
Operating expenses	26,461	31,371
Depreciation and amortization	20,272	19,974

Gross margin	$(38,635)	$(63,664)
Add (subtract) lower of cost or market inventory adjustment	1,188	47,597
Add operating expenses	26,461	31,371
Add depreciation and amortization	20,272	19,974

Adjusted renewables gross margin	$9,286	$35,278

Produced gallons sold (in thousand gallons)	61,172	46,012

Gross margin per produced gallon sold	$(0.63)	$(1.38)

Adjusted renewables gross margin per produced gallon sold	$0.15	$0.77
Less renewables operating expense per produced gallon sold	0.43	0.68

Adjusted renewables gross margin, less operating expenses per produced gallon sold	$(0.28)	$0.09

Reconciliation of marketing operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

~~Marketing~~ Adjusted marketing gross margin is a non-GAAP performance measure that is used by our management and others to compare our marketing performance to that of other companies in our industry. We believe this margin measure is helpful to investors in evaluating our marketing performance on a relative and absolute basis. ~~Marketing~~ Adjusted marketing gross margin per gallon sold is ~~the~~ total Marketing segment ~~revenues less the total Marketing segment cost of products sold~~ gross margin plus depreciation and amortization, divided by sales volumes of marketing products sold. ~~This margin does not include the non-cash effects of depreciation and amortization. This component performance measure can be reconciled directly to our consolidated statements of income~~ Adjusted marketing gross margin is not a calculation provided for under US GAAP and should not be considered in isolation or as a substitute for Marketing segment gross margin. The GAAP measure most directly comparable to Adjusted marketing gross margin is Marketing segment gross margin. Other companies in our industry may not calculate these performance measures in the same manner.

Securities and Exchange Commission

June 6, 2024

Reconciliation of Marketing segment gross margin to Adjusted marketing gross margin to Adjusted marketing gross margin per gallon sold

	Three Months Ended March 31,
	2024	2023
	(In thousands, except per gallon amounts)
Marketing segment
Sales and other revenues	$775,807	$937,385
Cost of products sold	752,530	924,049
Depreciation and amortization	6,303	5,871

Gross margin	16,974	7,465
Add depreciation and amortization	6,303	5,871

Adjusted marketing gross margin	$23,277	$13,336

Sales volumes (in thousand gallons)	321,010	328,407

Gross margin per gallon sold	$0.05	$0.02

Adjusted marketing gross margin per gallon sold	$0.07	$0.04

Form 8-K filed on February 21, 2024

Exhibit 99.1

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles, page 14

3.	Considering the comments 1 and 2 above, please revise the applicable non-GAAP measures and related disclosures as appropriate. We also note the similar issues in your Form 8-K filed on May 8, 2024.

RESPONSE:

With respect to the Staff’s Comment 1 above, and consistent with our response to Comment 1 above, we do not believe the exclusion of lower of cost or market inventory valuation adjustments from its non-GAAP measures of Adjusted EBITDA, Refinery gross margin, Refining segment net operating margin per produced barrel sold, Renewables gross margin and Renewables segment net operating margin per produced gallon sold represent individually tailored recognition and measurement methods substituted for those of GAAP. However, going forward, the Corporation will revise its description of the foregoing non-GAAP measures to clarify the nature of the inventory valuation adjustments and underlying inventory valuation methodology.

Securities and Exchange Commission

June 6, 2024

Consistent with our response to the Staff’s Comment 2 above, we will revise in future filings disclosures of the non-GAAP measures Refinery gross margin, Refining segment net operating margin per produced barrel sold, Renewables gross margin, Renewables net operating margin per produced gallon sold and Marketing gross margin per gallon sold as described above.

*  *  *  *  *

Securities and Exchange Commission

June 6, 2024

Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to the undersigned at (214) 954-6657 or Atanas.atanasov@hfsinclair.com, or to Katherine Terrell Frank at (214) 220-7869 or kfrank@velaw.com.

Very truly yours,

HF Sinclair Corporation

By:	/s/ Atanas H. Atanasov
Name:	Atanas H. Atanasov
Title:	Executive Vice President and Chief
Financial Officer

Enclosures

cc:	Stacey Foland, Acting General Counsel and Secretary

Katherine Terrell Frank, Vinson & Elkins L.L.P.